EXHIBIT 99.1

Brookfield Asset Management Ltd. to Host First Quarter 2023 Results Conference Call

BROOKFIELD, NEWS, April 13, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) will host its first quarter 2023 conference call and webcast on Wednesday, May 10, 2023 at 11:00 a.m. (ET).

Results will be released that morning before 7:00 a.m. (ET) and will be available on our website at https://bam.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BI5b77285c4bab4be8ad686a4de19bd55b
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/go/bamQ1-2023
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $800 billion of assets under management across renewable, infrastructure, real estate, private equity, credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

Please note that Brookfield Asset Management’s returns and reports will be filed on EDGAR and SEDAR and can also be found in the investor section of its website at https://bam.brookfield.com. Hard copies of annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Jason Fooks
Tel: +1 212 618-3469	Tel: +1 212 417-2442
Email: kerrie.mchugh@brookfield.com	Email: jason.fooks@brookfield.com